FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2004

                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                              Vouliagmeni, GR 16671
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 99.1 is a press release issued on December 15, 2004, by Stelmar Shipping Ltd. (the "Company").

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              STELMAR SHIPPING LTD.
                                  (registrant)


Dated: December 16, 2004                       By: /s/ Olga Lambrianidou
                                               -------------------------
                                               Name:  Olga Lambrianidou
                                               Title: Corporate Secretary

                                                                    Exhibit 99.1

FOR IMMEDIATE RELEASE

Company Contact:
Chuck Burgess
Managing Director
The Abernathy MacGregor Group
212-371-5999

               STELMAR SHIPPING TO FOLLOW NORMAL DIVIDEND SCHEDULE
                        PENDING COMPLETION OF OSG MERGER

ATHENS, Greece - December 15, 2004 - Stelmar Shipping Ltd. (NYSE: SJH) today announced that, following the execution of a definitive merger agreement with Overseas Shipholding Group, Inc. (NYSE: OSG), the Stelmar Board of Directors is permitted to declare and pay regular quarterly cash dividends at times and in amounts consistent with past practice.

Stelmar's Board has traditionally declared a dividend when it releases its financial results for the previous quarter. In 2004, the Company declared its dividend for the fourth quarter of 2003 on February 17, payable on March 12 to shareholders of record on February 27. Stelmar expects the merger with OSG to close by the end of January. If, however, the merger has not been completed by mid-February, the Stelmar Board will consider declaring a dividend when it is in a position to release its fourth quarter financial results, subject to its assessment of Stelmar's financial condition, earnings in the fourth quarter of 2004 and other factors.

As previously announced, Stelmar has signed a definitive agreement with OSG under which OSG will acquire Stelmar for $48.00 in cash per share of Stelmar common stock. The transaction has an aggregate equity market value of $843 million and a total value, including Stelmar's outstanding debt, of $1.3 billion.

About Stelmar Shipping Ltd.

Stelmar Shipping Ltd. is an international provider of petroleum products and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately six years. Stelmar's 40 vessel fleet consists of 24 Handymax, 13 Panamax and three Aframax tankers. The Company's fleet includes two leased Aframax, and nine leased Handymax vessels. One hundred percent of the fully owned fleet is double-hull. In addition, four of the leased vessels are double-hull and the balance are double-sided. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state-owned oil companies.

Forward-Looking Statements

This release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; time charter revenues; net operating days; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits, the time charter and spot charter markets, our mix of time and spot charters, prospective earnings and utilization of our vessels, our insurance claims expectations and the expected completion and timing of the merger and other information relating to the merger. Words such as "expects", "intends", "plans", "believes", "anticipates", "estimates", and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on the oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

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